(650) 320-1804

jeffhartlin@paulhastings.com

April 22, 2015	79891.00002

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Johnny Gharib, Esq.
Bryan J. Pitko, Esq.
Jeffrey P. Riedler, Esq.
Keira Nakada
Mary Mast

Re:	Viking Therapeutics, Inc.
Registration Statement on Form S-1—Amendment No. 6
Filed April 22, 2015
File No. 333-197182

Ladies and Gentlemen:

On behalf of Viking Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to inform you that the Company filed Amendment No. 6 (“Amendment No. 6”) to its Registration Statement on Form S-1 (File No. 333-197182) (the “Registration Statement”) on April 22, 2015. On behalf of the Company, we confirm to you that as of the date of this letter the Company continues to be an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended. For the convenience of the Staff, we are providing by overnight delivery a courtesy package that includes: (1) three copies of Amendment No. 6 as filed with the Commission, marked to show the changes from Amendment No. 5 to the Registration Statement as filed with the Commission on April 10, 2015, and (2) one copy of the exhibit filed with Amendment No. 6.

*****

Please direct your questions or comments regarding the Registration Statement, as amended by Amendment No. 6, to the undersigned at (650) 320-1804; jeffhartlin@paulhastings.com.

Thank you for your assistance.

Sincerely,

/s/ Jeffrey T. Hartlin
Jeffrey T. Hartlin of PAUL HASTINGS LLP

cc (without enclosures):        Brian Lian, Ph.D., Viking Therapeutics, Inc.